UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2019
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2019

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2019	2018
	$	$
Revenues (note 3)	481,213	394,022
Voyage expenses	(103,123)	(85,877)
Vessel operating expenses	(156,992)	(157,935)
Time-charter hire expenses (note 6)	(29,838)	(19,411)
Depreciation and amortization	(72,107)	(67,311)
General and administrative expenses	(22,972)	(24,183)
Asset impairments (note 7)	(3,328)	(18,662)
Restructuring charges (note 13)	(8,621)	(2,138)
Income from vessel operations	84,232	18,505
Interest expense	(73,671)	(54,625)
Interest income	2,689	1,677
Realized and unrealized (losses) gains on non-designated derivative instruments (note 15)	(5,423)	9,426
Equity (loss) income (note 4)	(61,653)	27,117
Foreign exchange (loss) gain (notes 9 and 15)	(2,630)	22
Loss on deconsolidation of Teekay Offshore (note 4)	—	(7,070)
Other income (loss)	28	(915)
Loss before income taxes	(56,428)	(5,863)
Income tax expense (note 16)	(5,036)	(4,117)
Net loss	(61,464)	(9,980)
Net income attributable to non-controlling interests	(22,793)	(10,575)
Net loss attributable to the shareholders of Teekay Corporation	(84,257)	(20,555)
Per common share of Teekay Corporation (note 17)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(0.84)	(0.21)
Weighted average number of common shares outstanding (note 17)
• Basic and diluted	100,520,421	97,333,503

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Net loss	(61,464)	(9,980)
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments	(21,509)	2,622
Pension adjustments, net of taxes	(87)	195
Foreign exchange loss on currency translation	—	(377)
Amounts reclassified from accumulated other comprehensive (loss) income relating to:
Realized (gain) loss on qualifying cash flow hedging instruments
To interest expense (note 15)	(251)	250
To equity income	(500)	(77)
Loss on deconsolidation of Teekay Offshore (note 4)	—	7,720
Other comprehensive (loss) income	(22,347)	10,333
Comprehensive (loss) income	(83,811)	353
Comprehensive income attributable to non-controlling interests	(7,693)	(12,574)
Comprehensive loss attributable to shareholders of Teekay Corporation	(91,504)	(12,221)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at March 31, 2019	As at December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents (note 9)	410,724	424,169
Restricted cash – current (note 18)	47,424	40,493
Accounts receivable, including non-trade of $9,512 (2018 – $7,883) and related party balance of $32,791 (2018 – $57,062)	119,825	174,031
Accrued revenue	55,180	20,249
Prepaid expenses and other (notes 3 and 15)	97,822	69,882
Current portion of loans to equity-accounted investments (note 4)	153,409	169,197
Total current assets	884,384	898,021
Restricted cash – non-current (note 18)	38,155	40,977
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $1,307,855 (2018 – $1,270,460)	3,326,468	3,362,937
Vessels related to finance leases, at cost, less accumulated amortization of $191,550 (2018 – $178,178) (note 6)	2,233,989	2,067,254
Operating lease right-of-use assets (notes 2 and 6)	173,945	—
Advances on newbuilding contracts	—	86,942
Total vessels and equipment	5,734,402	5,517,133
Net investment in direct financing leases – non-current (note 6)	558,857	562,528
Investment in and loans to equity-accounted investments (notes 4 and 11a)	1,106,572	1,193,741
Goodwill, intangibles and other non-current assets (note 15)	159,115	179,270
Total assets	8,481,485	8,391,670
LIABILITIES AND EQUITY
Current
Accounts payable, accrued liabilities and other (notes 8, 13 and 15)	268,897	254,380
Loans from equity-accounted investments	64,406	75,292
Current portion of derivative liabilities (note 15)	12,940	12,205
Current portion of long-term debt (note 9)	517,957	242,137
Current obligations related to finance leases (note 6)	85,706	102,115
Current portion of operating lease liabilities (notes 2 and 6)	59,291	—
Total current liabilities	1,009,197	686,129
Long-term debt (note 9)	2,710,534	3,077,386
Long-term obligations related to finance leases (note 6)	1,700,034	1,571,730
Long-term operating lease liabilities (notes 2 and 6)	102,188	—
Derivative liabilities (note 15)	62,304	56,352
Other long-term liabilities (note 16)	141,138	133,045
Total liabilities	5,725,395	5,524,642
Commitments and contingencies (notes 6, 9, 11, and 15)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,699,409 shares outstanding and issued (2018 – 100,435,210)) (note 10)	1,048,623	1,045,659
Accumulated deficit	(321,905)	(234,395)
Non-controlling interest	2,040,496	2,058,037
Accumulated other comprehensive loss	(11,124)	(2,273)
Total equity	2,756,090	2,867,028
Total liabilities and equity	8,481,485	8,391,670
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(61,464)	(9,980)
Non-cash and non-operating items:
Depreciation and amortization	72,107	67,311
Unrealized loss (gain) on derivative instruments (note 15)	5,642	(37,309)
Asset impairments (note 7)	3,328	18,662
Loss on deconsolidation of Teekay Offshore (note 4)	—	7,070
Equity loss (income), net of dividends received	68,661	(26,369)
Income tax expense	5,036	4,117
Foreign exchange (gain) loss	(3,051)	23,622
Other	10,287	6,075
Direct financing lease payments received	3,025	—
Change in operating assets and liabilities	16,295	(11,635)
Expenditures for dry docking	(14,712)	(8,454)
Net operating cash flow	105,154	33,110
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	138,082	263,920
Prepayments of long-term debt	(176,581)	(237,824)
Scheduled repayments of long-term debt (note 9)	(54,877)	(64,501)
Proceeds from financing related to sale-leaseback of vessels	158,680	126,273
Repayments of obligations related to finance leases	(23,199)	(15,246)
Net proceeds from equity issuances of Teekay Corporation (note 10)	—	103,696
Repurchase of Teekay LNG common units	(9,497)	—
Distributions paid from subsidiaries to non-controlling interests	(13,892)	(19,824)
Cash dividends paid	(5,523)	(5,514)
Other financing activities	(24)	(524)
Net financing cash flow	13,169	150,456
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(124,540)	(168,287)
Proceeds from sale of equity-accounted investments	—	54,438
Investment in equity-accounted investments	(2,864)	(19,604)
Cash of transferred subsidiaries on sale, net of proceeds received (note 4)	—	(25,254)
Other investing activities	(255)	2,358
Net investing cash flow	(127,659)	(156,349)
(Decrease) increase in cash, cash equivalents and restricted cash	(9,336)	27,217
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	496,303	579,391
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(84,257)	—	22,793	(61,464)
Other comprehensive loss	—	—	—	(7,247)	(15,100)	(22,347)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(13,892)	(13,892)
Employee stock compensation and other (note 10)	264	2,964	—	—	—	2,964
Change in accounting policy (note 2)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other (note 2)	—	—	1,526	—	(9,349)	(7,823)
Balance as at March 31, 2019	100,699	1,048,623	(321,905)	(11,124)	2,040,496	2,756,090

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income	—	—	(20,555)	—	10,575	(9,980)
Other comprehensive income	—	—	—	8,334	1,999	10,333
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,445)	—	—	(5,445)
Other dividends	—	—	—	—	(19,824)	(19,824)
Employee stock compensation and other (note 10)	180	4,430	—	—	—	4,430
Proceeds from equity offerings, net of offering costs (note 10)	11,127	103,696	—	—	—	103,696
Equity component of convertible notes (note 9)	—	16,099	—	—	—	16,099
Changes to non-controlling interest from equity contributions and other	—	—	1,988	99	3,059	5,146
Balance as at March 31, 2018	100,434	1,043,303	(159,904)	2,438	2,098,274	2,984,111
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the publicly-traded subsidiaries Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 1, 2019. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2019, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
2. Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 became effective for the Company on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors not to separate lease and non-lease components of a contract if certain criteria are met. The Company has elected to use this new optional transitional approach. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases, or whether any expired or existing contracts are or contain leases. The Company identified the following differences:

•
The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year, as well as a small number of office leases. On January 1, 2019, a right-of-use asset relating to vessels of $170.0 million and a lease liability of $170.0 million were recognized, equal to the present value of future minimum lease payments. On March 31, 2019, the right-of-use asset relating to vessels was $161.5 million and the lease liability was $161.5 million. The carrying value of the Company's chartered-in vessels has also been reclassified from other non-current assets ($12.9 million – March 31, 2019 and $13.7 million – January 1, 2019) and from other long-term liabilities ($0.4 million – March 31, 2019 and $0.9 million – January 1, 2019) to the right-of-use asset. In addition, on March 31, 2019 the right-of-use asset relating to office leases was $7.6 million and is presented in other non-current assets. The lease liability relating to office leases, presented in accounts payable, accrued liabilities and other and other long-term liabilities, was $7.7 million, and $0.1 million was reflected as a foreign exchange loss. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This has the result of increasing the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels and office leases is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investment in and loans to equity-accounted investments by $3.0 million, and total equity by $3.0 million as at March 31, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

•
The adoption of ASU 2016-02 results in direct financing lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the consolidated statement of cash flows. Direct financing lease payments received during the three months ended March 31, 2019 and March 31, 2018 were $3.0 million and $2.4 million, respectively.

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it were the legal owner. Proceeds received from the sale of the vessel are recognized as a financial liability and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit during the first quarter of 2019 being accounted for as a failed sale and unlike the eight sale-leaseback transactions entered in prior years, the Company is not considered as holding a variable interest in the buyer lessor entity and thus does not consolidate the buyer lessor entity (see Note 6).

The Company's floating production, storage and offloading (or FPSO) contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease in accordance with Accounting Standards Codification (or ASC) 842 Leases.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Company on January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as providing corporate management services to such entities. For a description of these contracts, see "Item 18 - Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Revenue Table
The following tables contain the Company’s revenue for the three months ended March 31, 2019 and 2018, by contract type, by segment and by business lines within segments.

	Three Months Ended March 31, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	130,775	2,762	3,410	—	6,269	—	143,216
Voyage charters	9,160	—	216,417	—	—	—	225,577
Bareboat charters	6,062	—	—	—	—	—	6,062
FPSO contracts	—	—	—	49,438	—	—	49,438
Management fees and other	985	—	12,674	—	44,390	(1,129)	56,920
	146,982	2,762	232,501	49,438	50,659	(1,129)	481,213

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended March 31, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conven-tional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	93,459	5,398	22,110	—	13,094	(7,979)	126,082
Voyage charters	3,623	4,751	135,642	—	—	—	144,016
Bareboat charters	5,377	—	—	—	—	—	5,377
FPSO contracts	—	—	—	65,970	—	—	65,970
Management fees and other	2,590	108	10,713	—	38,850	316	52,577
	105,049	10,257	168,465	65,970	51,944	(7,663)	394,022

The following table contains the Company's total revenue for the three months ended March 31, 2019 and 2018, by contracts or components of contracts accounted for as leases and those not accounted for as leases.

	March 31, 2019	March 31, 2018
Lease revenue
Lease revenue from lease payments of operating leases	393,761	318,617
Interest income on lease receivables	12,794	9,960
Variable lease payments – cost reimbursements (1)	12,008	8,862
Variable lease payments – other (2)	205	(134)
	418,768	337,305
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	5,525	4,140
Management fees and other income	56,920	52,577
	62,445	56,717
Total	481,213	394,022

(1)	Reimbursement for vessel operating expenditures and drydocking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

(2)
Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.

Operating Leases

As at March 31, 2019, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $506.9 million (remainder of 2019), $551.5 million (2020), $487.6 million (2021), $411.3 million (2022) and $320.0 million (2023).

As at December 31, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $630.8 million (2019), $524.6 million (2020), $457.5 million (2021), $382.0 million (2022) and $291.8 million (2023).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2019 or after December 31, 2018, as applicable, revenue from unexercised option periods of contracts that existed on March 31, 2019 or on December 31, 2018, as applicable, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at March 31, 2019, was $3.6 billion (December 31, 2018 – $3.4 billion). At March 31, 2019, the cost and accumulated depreciation of such vessels were $4.5 billion (December 31, 2018 – $4.3 billion) and $0.9 billion (December 31, 2018 – $0.8 billion), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Net Investment in Direct Financing Leases
Teekay LNG's time-charter contracts accounted for as direct financing leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). Teekay LNG has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby Teekay LNG estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby Teekay LNG calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
Teekay LNG has three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 - Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2018. The following table lists the components of Teekay LNG's net investments in direct financing leases:

	March 31, 2019	December 31, 2018
	$	$
Total minimum lease payments to be received	880,978	897,130
Estimated unguaranteed residual value of leased properties	291,098	291,098
Initial direct costs and other	320	329
Less unearned revenue	(600,600)	(613,394)
Total	571,796	575,163
Less current portion	(12,939)	(12,635)
Long-term portion	558,857	562,528

As at March 31, 2019, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years are approximately $48.3 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.0 million thereafter. The leases are scheduled to end between 2029 and 2039.

As at December 31, 2018, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years are approximately $64.2 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.2 million thereafter. The leases are scheduled to end between 2029 and 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at March 31, 2019, December 31, 2018, March 31, 2018 and on transition to ASC 606 on January 1, 2018, there were contract liabilities of $22.4 million, $26.4 million, $22.3 million and $29.5 million respectively. During each of the three months ended March 31, 2019 and 2018, the Company recognized $26.4 million of revenue that was included in the contract liability balance as at the beginning of such three-month periods.
4. Related Party Transactions
Teekay Offshore was a related party of Teekay as at March 31, 2019. On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. (or Brookfield) completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Teekay Offshore as of that date. On April 29, 2019, Teekay entered into an agreement to sell to Brookfield all of the Company’s remaining interests in Teekay Offshore (or the 2019 Brookfield Transaction), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore (described below), for total proceeds of $100 million in cash. The 2019 Brookfield Transaction was completed in May 2019.

The Company accounted for its investment in Teekay Offshore's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company has remeasured its investment in Teekay Offshore to fair value at March 31, 2019 based on the Teekay Offshore publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in the Company's consolidated statements of loss, included in equity loss, for the three months ended March 31, 2019. The Company expects to recognize a loss on sale of approximately $10.0 million with respect to the completion of the 2019 Brookfield Transaction in the second quarter of 2019.

As at March 31, 2019, Teekay had advanced $67.2 million to Teekay Offshore (December 31, 2018 – $83.1 million) and Teekay Offshore had advanced $40.1 million to Teekay (December 31, 2018 – $59.3 million). Such amounts are included in current portion of loans to equity-accounted investments and loans from equity-accounted investments, respectively, on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. The facility is scheduled to mature in October 2019. As at March 31, 2019, Teekay had advanced $25.0 million to Teekay Offshore under this facility, which is included in the $67.2 million recorded in current portion of loans to equity-accounted investments in the consolidated balance sheets. Teekay’s $25.0 million loan to Teekay Offshore was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million for the three months ended March 31, 2018 related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of loss. Specifically, the Transferred Subsidiaries provided ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and floating storage and offtake (or FSO) units.

Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore.

Revenues received by the Company for services provided to Teekay Offshore for the three months ended March 31, 2019 and March 31, 2018 were $5.3 million and $6.5 million, respectively, which were recorded in revenues on the Company's consolidated statements of loss. Fees paid by the Company to Teekay Offshore for services provided by Teekay Offshore to the Company for the three months ended March 31, 2019 and March 31, 2018 were $6.3 million and $6.5 million, respectively, which were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of loss.

As at March 31, 2019, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Teekay Offshore for the three months ended March 31, 2019 and March 31, 2018 were $14.7 million and $14.0 million, respectively.

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) to charter in one of Teekay LNG-Marubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expense for the three months ended March 31, 2019 was $5.6 million.

The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three months ended March 31, 2019 and March 31, 2018, the Company earned $15.8 million and $12.6 million, respectively, of fees pursuant to these management agreements and reimbursement of costs.
5. Segment Reporting
The Company’s segments are described in "Item 18 - Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Controlled Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Teekay Offshore) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Controlled Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the Company’s revenues by segment for the three months ended March 31, 2019 and 2018:

	Revenues
	Three Months Ended March 31,
	2019	2018
	$	$
Teekay LNG
Liquefied Gas Carriers(1)	146,982	105,049
Conventional Tankers	2,762	10,257
	149,744	115,306

Teekay Tankers
Conventional Tankers(1)	232,501	168,465

Teekay Parent
Offshore Production	49,438	65,970
Other	50,659	51,944
	100,097	117,914

Eliminations and other	(1,129)	(7,663)
	481,213	394,022

(1)
The amounts in the table below represent revenue earned by each segment from other segments within the group. During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent. Such intersegment revenue for the three months ended March 31, 2019 and 2018 is as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Teekay LNG - Liquefied Gas Carriers	—	7,979
Teekay Tankers - Conventional Tankers	1,129	—
	1,129	7,979

The following table includes the Company’s income (loss) from vessel operations by segment for the three months ended March 31, 2019 and 2018:

	Income (loss) from Vessel Operations(1)
	Three Months Ended March 31,
	2019	2018
	$	$
Teekay LNG
Liquefied Gas Carriers	70,443	44,545
Conventional Tankers	(1,082)	(19,403)
	69,361	25,142

Teekay Tankers
Conventional Tankers	32,097	(8,421)

Teekay Parent
Offshore Production	(12,557)	6,882
Other	(4,669)	(5,098)
	(17,226)	1,784

	84,232	18,505

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at March 31, 2019 and 2018, the Company accounted for its investment in Teekay Offshore's general partner and common units using the equity method, and recognized an equity loss of $68.0 million in respect of Teekay Offshore for the three months ended March 31, 2019 and equity income of $0.7 million for the three months ended March 31, 2018.

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	March 31, 2019	December 31, 2018
	$	$
Teekay LNG – Liquefied Gas Carriers	5,289,549	5,162,756
Teekay LNG – Conventional Tankers	13,557	36,701
Teekay Tankers – Conventional Tankers	2,127,741	2,106,169
Teekay Parent – Offshore Production	374,959	311,550
Teekay Parent – Conventional Tankers	3,056	13,056
Teekay Parent – Other	83,793	25,224
Teekay Offshore	151,140	233,225
Cash and cash equivalents	410,724	424,169
Other assets not allocated	49,104	99,024
Eliminations	(22,138)	(20,204)
Consolidated total assets	8,481,485	8,391,670
6. Leases
Obligations Related to Finance Leases

	March 31, 2019	December 31, 2018
	$	$
Teekay LNG
LNG Carriers	1,415,987	1,274,569
Suezmax Tanker	—	23,987
Teekay Tankers
Suezmax Tankers	162,979	165,145
Aframax Tankers	180,932	184,021
LR2 Product Tanker	25,842	26,123
Total obligations related to finance leases	1,785,740	1,673,845
Less current portion	(85,706)	(102,115)
Long-term obligations related to finance leases	1,700,034	1,571,730

Teekay LNG

As at March 31, 2019, Teekay LNG was a party to finance leases on nine LNG carriers. Upon delivery of these nine LNG carriers between February 2016 and January 2019, Teekay LNG sold these vessels to third parties (or Lessors) and leased them back under 10- to 15-year bareboat charter contracts ending in 2026 through to 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

Teekay LNG consolidates eight of the nine Lessors for financial reporting purposes as variable interest entities. Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessor's primary beneficiary.

The liabilities of the eight Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the eight Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by Teekay LNG's subsidiaries to the eight Lessors have been included in obligations related to finance leases as representing the Lessors' loans.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

During January 2019, Teekay LNG sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to Teekay LNG to extend the lease term by an additional five years. Teekay LNG is required to purchase the vessel at the end of the lease term. Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay LNG has not derecognized the vessel and continues to depreciate the asset as if Teekay LNG was the legal owner. Proceeds received from the sale are set up as a financial liability and bareboat charter hire payments made by Teekay LNG to the Lessor are allocated between interest expense and principal repayments on the financial liability.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2019, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at March 31, 2019 and December 31, 2018, the remaining commitments related to the financial liabilities of these nine LNG carriers (December 31, 2018 – eight LNG carriers) including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $513.2 million (December 31, 2018 – $435.3 million), repayable for the remainder of 2019 through 2034, as indicated below:

	Commitments
	At March 31, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	101,700	119,517
2020	134,915	118,685
2021	133,542	117,772
2022	132,312	116,978
2023	131,237	116,338
Thereafter	1,295,440	1,120,670

As at December 31, 2018, Teekay LNG was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the finance lease for the Suezmax tanker, including the related purchase obligation, approximated $24.2 million, including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party which resulted in Teekay LNG returning the vessel to its owner and the obligation related to finance lease concurrently being extinguished.

Teekay Tankers

In November 2018, Teekay Tankers completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of Teekay Tankers' vessels, consisting of two Aframax tankers, one Suezmax tanker and one Long Range 2 (or LR2) product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.

In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of its Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit.

Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from nine- to 12-year terms. Teekay Tankers has the option to purchase each of the 14 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms. Teekay Tankers is also obligated to purchase six of the Aframax vessels upon expiration of their respective bareboat charters.

Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessor's primary beneficiary and therefore Teekay Tankers consolidates the Lessors for financial reporting purposes.

The liabilities of the Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these leaseback transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the Lessors have been included in obligations related to finance leases as representing the Lessors' loans.

The bareboat charters related to each of these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's consolidated balance sheets).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at March 31, 2019, this ratio was approximately 110% (December 31, 2018 – 101%).

Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2019, this ratio was approximately 92% (December 31, 2018 – 91%).

The remaining four bareboat charters also require Teekay Tankers to maintain, for each vessel, a hull overage ratio of 100% of the total outstanding principal balance. As at March 31, 2019, this ratio was approximately 131% (December 31, 2018 – 122%).

Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at March 31, 2019, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

As at March 31, 2019 and December 31, 2018, the total remaining commitments related to the financial liabilities of Teekay Tankers' Suezmax, Aframax and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $544.7 million (December 31, 2018 – $557.1 million), including imputed interest of $174.9 million (December 31, 2018 – $181.8 million), repayable from 2019 through 2030, as indicated below:

	Commitments
	At March 31, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	35,613	47,962
2020	47,373	47,373
2021	47,237	47,237
2022	47,230	47,230
2023	47,222	47,222
Thereafter	319,981	320,064
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time-charters during periods the vessel is not able to operate.

The Company has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility of similar terms for an amount equal to the total minimum lease payments. The bareboat charter contracts contain only a lease component.

With respect to time-charter-in and bareboat charter contracts with an original term of more than one year, for the three months ended March 31, 2019, the Company incurred $25.1 million of time-charter and bareboat hire expense related to these time-charter and bareboat charter contracts, of which $17.3 million was allocable to the lease component and $7.8 million was allocable to the non-lease component. The $17.3 million allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three months ended March 31, 2019. Two of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at March 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in and bareboat charter contracts were 3.0 years and 6.5%, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company has elected to recognize the lease payments of short-term leases in its consolidated statements of loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. The Company considers as short-term leases those with an original term of one year or less, excluding leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset where the lessee is deemed reasonably certain to exercise the applicable option. For the three months ended March 31, 2019, the Company incurred $4.3 million of time-charter hire expense related to time-charter-in contracts classified as short-term leases.

During the three months ended March 31, 2019, Teekay Tankers chartered in two LR2 vessels each for a period of 24 months, which resulted in the Company recognizing a right-of-use asset of $14.7 million on the lease commencement date. In addition, Teekay Tankers has the option to extend each of these charters by an additional 12 months.

A maturity analysis of the Company’s operating lease liabilities from time-charter-in and bareboat charter contracts (excluding short-term leases) at March 31, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments
April to December 2019	51,484	24,831	76,315
2020	59,777	31,054	90,831
2021	37,002	15,858	52,860
2022	16,146	3,971	20,117
2023	9,227	—	9,227
Thereafter	5,713	—	5,713
Total payments	179,349	75,714	255,063
Less: imputed interest	(17,870)
Carrying value of operating lease liabilities	161,479

As at March 31, 2019, minimum commitments to be incurred by the Company under short-term time-charter-in contracts were approximately $10.5 million (remainder of 2019) and $0.6 million (2020).
As at December 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $116.3 million (2019), $90.4 million (2020), $53.4 million (2021), $9.1 million (2022), $9.1 million (2023) and $5.6 million thereafter.
7. Asset Impairments
The Company's write-downs generally consist of those vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

The following table contains the write-downs for the three months ended March 31, 2019 and 2018:

			Asset Impairments
			Three Months Ended March 31,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $
Teekay Parent Segment - Offshore Production (1)	FPSO	N/A	(3,328)	—
Teekay LNG Segment – Conventional Tankers (2)	Handymax	N/A	—	(13,000)
Teekay LNG Segment – Conventional Tankers (3)	2 Suezmaxes	Oct/Dec-2018	—	(5,662)
Total			(3,328)	(18,662)

(1)	In March 2019, the Company took an impairment charge in respect of certain of its FPSO-related assets.

(2)
In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Company's expectations of the vessel's future opportunities once its current charter contract ends in 2019.

(3)
In June and August 2017, the charterer for the European Spirit and African Spirit Suezmax tankers gave formal notices to Teekay LNG that it will not exercise its one-year extension option under the charter contracts and redelivered the tankers in August 2017 and November 2017, respectively. Upon receiving these notifications, Teekay LNG commenced marketing the vessels for sale. Based on second-hand market comparable values at the time, Teekay LNG wrote down the vessels to their estimated resale values and they were presented as held for sale on the consolidated balance sheets as at December 31, 2017. During the three months ended March 31, 2018, the Partnership recorded a further write-down of the vessels to their estimated resale value as at March 31, 2018. In the fourth quarter of 2018, Teekay LNG sold the European Spirit and African Spirit for net proceeds of $15.7 million and $12.8 million, respectively, using the net proceeds from the sales primarily to repay its existing term loans associated with the vessels.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

8. Accounts Payable, Accrued Liabilities and Other

	March 31, 2019	December 31, 2018
	$	$
Accounts payable	61,946	31,201
Accrued liabilities
Voyage and vessel expenses	100,192	98,135
Interest	33,461	47,731
Payroll and related liabilities	37,997	41,275
Deferred revenues and gains – current	26,339	30,108
In-process revenue contracts – current	5,933	5,930
Office lease liability (note 2)	3,029	—
	268,897	254,380
9. Long-Term Debt

	March 31, 2019	December 31, 2018
	$	$
Revolving Credit Facilities	587,997	642,997
Senior Notes (8.5%) due January 15, 2020	497,657	508,577
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Kroner-denominated Bonds due through August 2023	353,553	352,973
U.S. Dollar-denominated Term Loans due through 2030	1,512,153	1,536,499
Euro-denominated Term Loans due through 2024	187,301	193,781
Other U.S. Dollar-denominated loan	3,300	3,300
Total principal	3,266,961	3,363,127
Less unamortized discount and debt issuance costs	(38,470)	(43,604)
Total debt	3,228,491	3,319,523
Less current portion	(517,957)	(242,137)
Long-term portion	2,710,534	3,077,386

As of March 31, 2019, the Company had five revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.0 billion, of which $0.4 billion was undrawn. Interest payments are based on LIBOR plus margins; the margins ranged between 1.40% and 3.95% at March 31, 2019 and at December 31, 2018. The aggregate amount available under the Revolvers is scheduled to decrease by $23.9 million (remainder of 2019), $408.0 million (2020), $333.9 million (2021) and $192.0 million (2022). The Revolvers are collateralized by first-priority mortgages granted on 38 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG, 40.3 million Class A common shares in Teekay Tankers and, prior to the 2019 Brookfield Transaction, 56.6 million common units in Teekay Offshore, to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Additional Notes are an additional issuance of the Company's Original Notes (collectively referred to as the 2020 Notes). The Additional Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 2020 Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During 2018, the Company repurchased $84.1 million in aggregate principal amount of the 2020 Notes. During the first quarter of 2019, the Company repurchased an additional $10.9 million in aggregate principal amount of the 2020 Notes. In April 2019, the Company commenced a cash tender offer to purchase any and all of its outstanding 2020 Notes. In May 2019, the Company completed the cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes due November 2022 (or the 2022 Notes) (see Note 19) for net proceeds of approximately $241 million. Accordingly, $241 million of the 2020 Notes have been classified as long-term debt as at March 31, 2019.

The 2020 Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 2020 Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company may redeem the 2020 Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly dividend of $0.055 per share of common stock. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

Teekay LNG has a total of Norwegian Kroner (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at March 31, 2019 that mature through August 2023. As of March 31, 2019, the total carrying amount of the senior unsecured bonds was $353.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 15).

As of March 31, 2019, the Company had 11 U.S. Dollar-denominated term loans outstanding, which totaled $1.5 billion in aggregate principal amount (December 31, 2018 – $1.5 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.62%. At March 31, 2019 and December 31, 2018, the margins ranged between 0.30% and 3.50%. All but one of the term loans, which is repayable on demand, require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and nine of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 24 (December 31, 2018 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at March 31, 2019, totaled 167.0 million Euros ($187.3 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2019 and December 31, 2018, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss of $2.6 million (2018 – gain of $0.02 million) during the three months ended March 31, 2019.

The weighted-average interest rate on the Company’s aggregate long-term debt as at March 31, 2019 was 5.2% (December 31, 2018 – 5.1%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at March 31, 2019, the aggregate outstanding balance on such credit facilities was $161.1 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2019, after giving effect to the 2020 Notes repurchased and the 2022 Notes issued by Teekay Parent in May 2019, are $207.8 million (remainder of 2019), $937.9 million (2020), $837.1 million (2021), $419.1 million (2022), $337.1 million (2023) and $528.0 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2019, these ratios ranged from 133% to 210% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Two of Teekay Tankers’ term loans require Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million for one of the term loans and $50.0 million for the other and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% for one of the term loans and 5.0% for the other, of their total debt. In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As at March 31, 2019, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Capital Stock
The authorized capital stock of Teekay at March 31, 2019 and December 31, 2018 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2019, Teekay had no shares of preferred stock issued.

In April 2019, Teekay implemented a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million.

During the three months ended March 31, 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million, issued 1.1 million shares of common stock as part of a COP initiated in 2016 generating net proceeds of $10.7 million, and issued 0.2 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.

During the three months ended March 31, 2019 and 2018, the Company granted 2,590,371 and 1,048,916 stock options with exercise prices of $3.98 and $8.67 per share, respectively, 796,733 and 625,878 restricted stock units with fair values of $3.2 million and $5.4 million, respectively, and 111,808 and 79,869 shares of restricted stock awards with fair values of $0.4 million and $0.7 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares.

The weighted-average grant-date fair value of stock options granted during March 2019 was $1.47 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 65.2%; expected life of 5.5 years; dividend yield of 5.9%; risk-free interest rate of 2.5%; and estimated forfeiture rate of 6.0%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries and Equity-Accounted Investments

During the three months ended March 31, 2019 and 2018, 561,420 and 293,770 common units of Teekay Offshore, respectively, 33,216 and 17,498 common units of Teekay LNG, respectively, and 159,375 and 168,029 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $1.3 million and $1.3 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2019 and 2018.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During the three months ended March 31, 2019 and 2018, Teekay Offshore granted phantom unit awards and Teekay LNG and Teekay Tankers granted restricted unit/stock-based compensation awards with respect to 2,577,626 and 936,589 common units of Teekay Offshore, 79,914 and 62,283 common units of Teekay LNG and 633,134 and 762,640 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.8 million and $4.5 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During March 2019, Teekay Tankers granted 747,097 and 365,625 stock options with an exercise price of $1.00 per share to officers and non-management directors of Teekay Tankers, respectively. During March 2018, Teekay Tankers granted 736,327 and 504,097 stock options with an exercise price of $1.22 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

11. Commitments and Contingencies

a)	Equity-Accounted Investments

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity-accounted joint ventures as at March 31, 2019 totaled $449.5 million and are all due in 2019. The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of March 31, 2019. These commitments are described in more detail in "Item 18 - Financial Statements: Note 16" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. As of March 31, 2019, based on Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $414 million of undrawn financing related to the remaining commitments.

b)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $61.5 million and consolidated cash flows from operating activities of $105.2 million during the three months ended March 31, 2019, and as at March 31, 2019, had a working capital deficit of $124.8 million. This working capital deficit included scheduled debt maturities in the next 12 months and repayments of approximately $518.0 million of outstanding consolidated debt which was classified as current liabilities as at March 31, 2019, which included $256.7 million of 2020 Notes in Teekay Parent.

In May 2019, the Company sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore, for total proceeds of $100 million in cash. The transaction was completed in May 2019. The Company expects to recognize a loss on sale of approximately $10.0 million upon completion of the transaction in the second quarter of 2019.

In May 2019, Teekay Parent completed a private offering of $250 million in aggregate principal amount of 9.25% Senior Secured Notes due November 2022 (or the 2022 Notes), raising net proceeds of approximately $241 million. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of our FPSO units, a pledge of the equity interests of our subsidiary that owns all of our common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in our subsidiaries that own Teekay Parent's three FPSO units.

In April 2019, Teekay Parent commenced a cash tender offer (or the Offer) to purchase any and all of its outstanding 2020 Notes. The Company completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes in May 2019. The purchase was funded by the net proceeds from the Company’s concurrent bond offering of the 2022 Notes and the proceeds from the sale of Teekay Offshore as noted above, as well as its existing cash. The Company expects to recognize a loss on the purchase of the 2020 Notes in the second quarter of 2019.

In connection with the Offer and issuance of the 2022 Notes, the Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

In April 2019, Teekay implemented a COP under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, including the effect of the financing transactions and the sale of the Company's interest in Teekay Offshore completed in the second quarter of 2019 described above, and the liquidity the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

12. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 - Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 18)	Level 1	496,303	496,303	505,639	505,639
Derivative instruments (note 15)
Interest rate swap agreements – assets(1)	Level 2	5,357	5,357	9,640	9,640
Interest rate swap agreements – liabilities(1)	Level 2	(46,070)	(46,070)	(43,175)	(43,175)
Cross currency interest swap agreements – liabilities(1)	Level 2	(30,965)	(30,965)	(29,122)	(29,122)
Stock purchase warrants	Level 3	14,342	14,342	12,026	12,026
Freight forward agreements	Level 2	(105)	(105)	(57)	(57)
Non-recurring
Equity-accounted investments (note 4)	Level 1	71,678	71,678	—	—
Other
Loans to equity-accounted investments	(2)	153,409	(2)	169,197	(2)
Loans to equity-accounted investments – Long-term	(2)	62,196	(2)	62,207	(2)
Long-term debt – public (note 9)	Level 1	(847,536)	(865,202)	(856,986)	(851,470)
Long-term debt – non-public (note 9)	Level 2	(2,380,955)	(2,312,612)	(2,462,537)	(2,395,300)
Obligations related to finance leases, including current portion	Level 2	(1,785,740)	(1,788,303)	(1,673,845)	(1,652,345)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at March 31, 2019 includes $1.4 million (December 31, 2018 - $3.2 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

Stock purchase warrants - As at March 31, 2019, Teekay held 15.5 million common unit warrants issued by Teekay Offshore (or Brookfield Transaction Warrants) (see "Item 18 - Financial Statements: Note 4" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018), which warrants are among those issued by Teekay Offshore to Brookfield and Teekay as part of the 2017 Brookfield Transaction. The Brookfield Transaction Warrants allow the holders to acquire one common unit of Teekay Offshore for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. The fair value of the Brookfield Transaction Warrants was $13.7 million and $11.8 million on March 31, 2019 and December 31, 2018, respectively.

As of March 31, 2019, in addition to the Brookfield Transaction Warrants, Teekay held a total of 1,755,000 warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) with an exercise price of $4.55, which have a seven-year term. The Series D Warrants were to be net settled in either cash or common units at Teekay Offshore’s option. The fair value of the Series D Warrants was $0.6 million and $0.2 million on March 31, 2019 and December 31, 2018, respectively.

On April 29, 2019, Teekay entered into an agreement to sell to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants (see Note 4). The transaction was completed in May 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The estimated fair values of the Brookfield Transaction Warrants and the Series D Warrants were determined using a Black-Scholes pricing model and are based, in part, on the historical price of common units of Teekay Offshore, the risk-free rate, vesting conditions and the historical volatility of Teekay Offshore. The estimated fair values of these Brookfield Transaction Warrants and Series D Warrants as of March 31, 2019 were based on the historical volatility of Teekay Offshore's common units of 68.9% and 76.5%, respectively (December 31, 2018 – 64.1% and 56.2%, respectively). A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the three months ended March 31, 2019 and 2018 for the Company’s Brookfield Transaction Warrants and the Series D Warrants, which are described above and were measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Fair value at the beginning of the period	12,026	30,749
Unrealized gain (loss) included in earnings	2,316	(1,684)
Fair value at the end of the period	14,342	29,065

b)	Financing Receivables

The following table contains a summary of the Company’s carrying value of financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2019	December 31, 2018
			$	$
Direct financing leases	Payment activity	Performing	571,796	575,163
Other loan receivables
Loans to equity-accounted investments and joint venture partners	Other internal metrics	Performing	215,605	231,404
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	5,852	15,694
			793,253	822,261

13. Restructuring Charges
During the three months ended March 31, 2019, the Company recorded restructuring charges of $8.6 million. The restructuring charges primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon sale of the vessel.

During the three months ended March 31, 2018, the Company recorded restructuring charges of $2.1 million. The restructuring charges primarily related to severance costs resulting from the termination of the charter contract for the Teide Spirit Suezmax tanker in Teekay LNG upon sale of the vessel, and reorganization and realignment of resources of certain of the Company's information systems function to better respond to the changing business environment.

At March 31, 2019 and December 31, 2018, $1.0 million and $0.8 million, respectively, of restructuring liabilities were recorded in accounts payable, accrued liabilities and other on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

14. Accumulated Other Comprehensive Loss
As at March 31, 2019 and December 31, 2018, the Company’s accumulated other comprehensive loss (or AOCI) consisted of the following components:

	March 31,	December 31,
	2019	2018
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(7,870)	903
Pension adjustments, net of tax recoveries	(3,254)	(3,176)
	(11,124)	(2,273)
15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2019, the Company was not committed to any foreign currency forward contracts.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at March 31, 2019, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,231)	1.1
1,200,000	146,500	NIBOR	6.00%	7.72%	(5,510)	2.6
850,000	102,000	NIBOR	4.60%	7.89%	(7,224)	4.4
					(30,965)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at March 31, 2019, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,033,024	(29,956)	3.8	3.0
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	82,308	(10,757)	4.4	3.8
			(40,713)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2019, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Two interest rate swaps are subject to mandatory early termination in 2020 and 2021, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants

As at March 31, 2019, Teekay held 15.5 million Brookfield Transaction Warrants (see Note 12) with a fair value of $13.7 million on March 31, 2019.

As of March 31, 2019, Teekay held 1,755,000 Series D Warrants of Teekay Offshore (see Note 12) with a fair value of $0.6 million on March 31, 2019.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at March 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	433	362	10	—	(480)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,277	1,829	(813)	(8,484)	(35,847)
Cross currency swap agreements	—	—	(637)	(4,351)	(25,977)
Stock purchase warrants	—	14,342	—	—	—
Forward freight agreements	—	—	—	(105)
	2,710	16,533	(1,440)	(12,940)	(62,304)

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at December 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	784	2,362	20	—	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,915	2,973	(2,498)	(7,419)	(32,672)
Cross currency swap agreements	—	—	(713)	(4,729)	(23,680)
Stock purchase warrants	—	12,026	—	—	—
Forward freight agreements	—	—	—	(57)	—
	3,699	17,361	(3,191)	(12,205)	(56,352)

As at March 31, 2019, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at March 31, 2019, these derivatives had an aggregate fair value asset amount of $5.4 million and an aggregate fair value liability amount of $60.3 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following table presents the gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended March 31, 2019
Amount	Amount
Recognized in AOCI(1)	Reclassified from AOCI(2)
(2,832)	251	Interest expense

Three Months Ended March 31, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
3,556	(250)	740	Interest expense

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the unaudited consolidated statements of loss. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the unaudited consolidated statements of loss is as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Realized losses relating to:
Interest rate swap agreements	(1,688)	(4,809)
Forward freight agreements	(13)	—
	(1,701)	(4,809)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(6,021)	15,919
Stock purchase warrants	2,316	(1,684)
Forward freight agreements	(17)	—
	(3,722)	14,235
Total realized and unrealized (losses) gains on derivative instruments	(5,423)	9,426

Realized and unrealized gains and losses of the cross currency swaps are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of loss. The effect of the gains and losses on cross currency swaps on the consolidated statements of loss is as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Realized losses	(1,434)	(1,384)
Unrealized (losses) gains	(1,920)	22,334
Total realized and unrealized (losses) gains on cross currency swaps	(3,354)	20,950

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
16. Income Tax Expense
The components of the provision for income tax expense are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended March 31,
	2019	2018
	$	$
Current	(4,853)	(2,811)
Deferred	(183)	(1,306)
Income tax expense	(5,036)	(4,117)

The following reflects the changes in the Company’s potential tax on freight income, recorded in other long-term liabilities, from January 1, 2019 to March 31, 2019:

$
Balance of unrecognized tax benefits as at January 1, 2019	40,556
Increases for positions related to the current year	1,599
Changes for positions taken in prior periods	2,816
Balance of unrecognized tax benefits as at March 31, 2019	44,971

The majority of the net increase for positions for the three months ended March 31, 2019 relates to potential tax on freight income.

The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.
17. Net Loss Per Share

	Three Months Ended March 31,
	2019	2018
	$	$
Net loss attributable to the shareholders of Teekay Corporation – basic and diluted	(84,257)	(20,555)
Weighted average number of common shares	100,520,421	97,333,503
Common stock and common stock equivalents	100,520,421	97,333,503
Loss per common share – basic and diluted	(0.84)	(0.21)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2019, options to acquire 6.1 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three months ended March 31, 2018 – 3.8 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
18. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	410,724	424,169	489,174	445,452
Restricted cash – current	47,424	40,493	20,509	38,179
Restricted cash – non-current	38,155	40,977	69,708	68,543
	496,303	505,639	579,391	552,174

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 15), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

The non-cash item related to operating lease right-of-use assets and operating lease liabilities for the three months ended March 31, 2019 was $184.6 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The associated sales of the Toledo Spirit and Teide Spirit by its owner during the three months ended March 31, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishments of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the three months ended March 31, 2019 and 2018, respectively, were treated as non-cash transactions in the Company's consolidated statements of cash flows.
19. Subsequent Events

a)
In April 2019, the Company commenced a cash tender offer to purchase any and all of its outstanding 2020 Notes for cash consideration of $1,032.50 (for notes tendered in the early tender period) or $982.50 (for notes tendered after the early tender period) per $1,000 in principal amount of 2020 Notes, plus accrued and unpaid interest. In May 2019, the Company completed the tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes.

b)
In April 2019, the Company entered into an agreement to sell to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore, for total proceeds of $100 million in cash. The transaction was completed in May 2019.

c)
In May 2019, the Company issued $250 million in aggregate principal amount of 2022 Notes. The 2022 Notes are guaranteed on a senior secured basis by certain of Teekay’s subsidiaries and secured by first-priority liens on two of Teekay’s FPSO units, a pledge of the equity interests of the Teekay subsidiary that owns all of Teekay’s common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in the Teekay subsidiaries that own its three FPSO units.

d)
In May 2019, Teekay Parent entered into an agreement with CNR International (U.K.) Limited to extend the employment of the Petrojarl Banff FPSO on the Banff Field in the North Sea for a period of one year to the end of August 2020.

e)
In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers, which increased Teekay Tankers' liquidity position by approximately $25.0 million after the repayment of outstanding debt related to these vessels.

f)	In May 2019, Teekay Tankers increased the limit of its working capital loan facility by an additional $15.0 million to $55.0 million.

g)
In April 2019, Teekay LNG reached an agreement with a shipyard as part of a warranty claim on certain of the Teekay LNG's LNG carriers constructed by the shipyard, whereby the shipyard paid Teekay LNG approximately $45 million in May 2019.

h)
In April 2019, Teekay LNG secured a three-year fixed-rate charter contract for the Magellan Spirit commencing in late-May 2019. In connection with this agreement, the Teekay LNG-Marubeni Joint Venture extended its existing charter-out contract to Teekay LNG for the same three-year period to cover the entire charter period with the third party customer.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), and a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019 when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interest in another publicly-listed master limited partnership, Teekay Offshore Partners L.P. (or Teekay Offshore).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent, and (c) until May 2019, our equity-accounted investment in Teekay Offshore. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2018.

The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore, which we accounted for under the equity method until May 2019. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income from vessel operations for each of the Controlled Daughter Entities and for Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 - Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues		Income (Loss) from Vessel Operations
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Teekay LNG	149,744	115,306	69,361	25,142
Teekay Tankers	232,501	168,465	32,097	(8,421)
Teekay Parent	100,097	117,914	(17,226)	1,784
Elimination of intercompany (1)	(1,129)	(7,663)	—	—
Teekay Corporation Consolidated	481,213	394,022	84,232	18,505

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent.

SUMMARY
Teekay's consolidated income from vessel operations increased to $84.2 million for the three months ended March 31, 2019 compared to $18.5 million for the same period last year. The primary reasons for this increase in our consolidated results are as follows:

•
in Teekay LNG, deliveries to Teekay LNG of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, the charter-in of the Magellan Spirit LNG carrier, the write-downs of the Alexander Spirit, European Spirit and African Spirit in the first quarter of 2018 and the seven multi-gas carriers earning higher spot market rates in 2019, partially offset by off-hire days of the Galicia Spirit and Madrid Spirit in the first quarter of 2019 for scheduled drydocking and unscheduled repairs; and

•
in Teekay Tankers, an increase primarily due to higher average realized time-charter equivalent (or TCE) rates earned in the spot tanker market in the first quarter of 2019, the addition of two Aframax and two Long Range 2 (or LR2) chartered-in tankers and the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at higher average realized rates, partially offset by an increase in off-hire days and off-hire bunker expenses;

partially offset by

•
in Teekay Parent, lower revenues from Teekay Parent's three FPSO units primarily due to lower oil production, unplanned maintenance shutdowns on the Petrojarl Foinaven and Petrojarl Banff FPSO units, timing differences due to the adoption of Accounting Standards Codification (or ASC) 842 Leases in the first quarter of 2019, and lower oil prices, partially offset by the redelivery of two in-chartered LNG carriers to Teekay LNG in 2018.

Teekay LNG
Recent Developments in Teekay LNG
In May 2019, Teekay LNG extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In April 2019, Teekay LNG reached an agreement with a shipyard as part of a warranty claim on certain of Teekay LNG's LNG carriers constructed by the shipyard, whereby the shipyard paid Teekay LNG approximately $45 million in May 2019. Teekay LNG expects to account for the settlement from DSME as a reduction in the carrying value of the applicable LNG carriers.

In February 2019, Teekay LNG entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage Teekay LNG's seven multi-gas vessels. In May 2019, Teekay LNG completed the transition of the commercial management of all seven multi-gas vessels to the Manager. Teekay LNG has the ability to withdraw the vessels from the Manager at any time subject to the requirements provided for in the management agreement.

In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year charter time-contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, Teekay LNG sold and leased back the vessel under a sale-leaseback financing transaction of $158.7 million, the proceeds of which Teekay LNG used to pay the shipyard construction costs upon delivery of the LNG carrier newbuilding.

In January 2019, Teekay LNG's joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Shell. Teekay LNG has a 20% ownership interest in this vessel through Teekay LNG's interest in the joint venture.

In January 2019, Compania Espanole de Petroleos, S.A (or CEPSA), the charterer and owner of Teekay LNG's finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, Teekay LNG returned the vessel to CEPSA and the full amount of Teekay LNG's associated obligation related to the finance lease related to the vessel was concurrently extinguished. In addition, Teekay LNG incurred associated seafarer severance costs of $2.2 million in 2019 related to the sale of the Toledo Spirit.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are under long-term contracts expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019 the Teekay LNG-Marubeni Joint Venture entered into a suspension agreement with YLNG (or the Suspension Agreement) pursuant to which the Teekay LNG-Marubeni Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the Teekay LNG-Marubeni Joint Venture is permitted to directly charter the Marib Spirit and Arwa Spirit for its own account to third parties. In May 2019, the Teekay LNG-Marubeni Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which both are expected to commence in June 2019.

In September 2018, Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to Teekay LNG for two years at a fixed rate. Teekay LNG subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that Teekay LNG is required to pay. In March 2019, the Magellan Spirit completed its most recent charter contract with a third party and was redelivered to Teekay LNG, at which time the vessel proceeded to its scheduled drydock which completed in May 2019. In April 2019, Teekay LNG secured a three-year fixed-rate charter contract for the Magellan Spirit, which is expected to commence in late-May 2019. In connection with this new three-year charter, one of our subsidiaries agreed to charter-in the vessel from Teekay LNG in order to facilitate the charter-out of the vessel to the third-party customer on back-to-back terms. The in-charter by us is expected to be in place for a temporary basis until the out-charter contract is novated to Teekay LNG, at which time Teekay LNG expects to continue to charter the vessel to the third-party customer for the duration of the three-year charter. In connection with this arrangement, the Teekay LNG-Marubeni Joint Venture extended its existing charter-out contract to Teekay LNG for the same three-year period to cover the entire charter period with the third-party customer.

Operating Results – Teekay LNG
The following tables compare Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three months ended March 31, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended March 31,
	2019	2018	2019	2018	2019	2018

Revenues	146,982	105,049	2,762	10,257	149,744	115,306
Voyage expenses	(5,908)	(2,808)	133	(2,993)	(5,775)	(5,801)
Vessel operating expenses	(24,907)	(24,188)	(1,194)	(3,779)	(26,101)	(27,967)
Time-charter hire expense	(5,591)	—	—	—	(5,591)	—
Depreciation and amortization	(33,607)	(27,221)	(519)	(2,046)	(34,126)	(29,267)
General and administrative expenses (1)(2)	(6,526)	(6,287)	(106)	(784)	(6,632)	(7,071)
Write-down of vessels	—	—	—	(18,662)	—	(18,662)
Restructuring charges	—	—	(2,158)	(1,396)	(2,158)	(1,396)
Income (loss) from vessel operations	70,443	44,545	(1,082)	(19,403)	69,361	25,142

Equity income	5,578	26,724	—	—	5,578	26,724

Calendar-Ship-Days (3)
Liquefied Gas Carriers	2,850	2,300	—	—	2,850	2,300
Conventional Tankers	—	—	113	399	113	399

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)
An adjustment was made commencing with the fourth quarter of 2018 to reclassify a ship management cost recovery from general and administrative expenses to vessel operating expenses. The results of the first quarter of 2018 have been reclassified to conform to the presentation adopted in the fourth quarter of 2018.

(3)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at March 31, 2019, Teekay LNG’s liquefied gas fleet, including newbuildings, included 49 LNG carriers and 29 LPG/multi-gas carriers, in which its ownership interests ranged from 20% to 100%. However, the table above only includes the 24 LNG carriers and seven LPG/multi-gas carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, a vessel chartered-in from the Teekay LNG-Marubeni Joint Venture. The results of Teekay LNG's other vessels accounted for under the equity method are explained in the equity income section below.

The number of total calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 2,850 days for the three months ended March 31, 2019 from 2,300 days for the same period in 2018, as a result of the deliveries of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. During the three months ended March 31, 2019, vessels in this segment were off-hire for scheduled dry dockings of 92 days, unscheduled off-hire for repairs of 20 days and idle for 7 days for repositioning to other charters; compared to vessels in this segment being off-hire for 48 days for scheduled dry dockings in the same period of the prior year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $70.4 million for the three months ended March 31, 2019 compared to income from vessel operations of $44.5 million in the same period in the prior year, primarily as a result of:

•	an increase of $13.5 million for the three months ended March 31, 2019 due to the deliveries of the Sean Spirit, Bahrain Spirit and Yamal Spirit and commencement of their charter contracts;

•
an increase of $12.8 million for the three months ended March 31, 2019 due to the delivery of the Torben Spirit, Murex, Macoma, Magdala, Myrina and Megara following the commencement of their charter contracts in 2018;

•
an increase of $3.7 million for the three months ended March 31, 2019 due to the Magellan Spirit being chartered-in from the Teekay LNG-Marubeni Joint Venture since September 2018 and commencing its charter-out employment in October 2018, net of 11 off-hire days in March 2019 for repositioning and a scheduled docking of the vessel; and

•
an increase of $3.6 million for the three months ended March 31, 2019 due to seven Multi-gas carriers previously on bareboat charter contracts to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) being redelivered to Teekay LNG from Skaugen during 2017, which earned higher spot revenues for the three months ended March 31, 2019 compared to the same period in the prior year, partially offset by higher operating expenses;

partially offset by

•
a decrease of $5.1 million for the three months ended March 31, 2019 due to the Galicia Spirit and Madrid Spirit being off-hire for 37 days and 20 days, respectively, and the impact of the depreciation of the Euro on our Euro-denominated revenue in the first quarter of 2019.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to income of $5.6 million for the three months ended March 31, 2019 compared to income of $26.7 million for the same period in the prior year, as set forth in the table below:

(in thousands of U.S. Dollars)						Pan		Bahrain
	Angola	Exmar	Exmar	MALT	RasGas 3	Union	Yamal	LNG	Total
	LNG	LNG	LPG	LNG	LNG	LNG	LNG	Joint	Equity
Three Months Ended	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Venture	Income
March 31, 2019	734	729	(1,915)	764	2,450	2,647	5,630	(5,461)	5,578
March 31, 2018	8,486	6,716	(680)	564	4,195	1,074	772	5,597	26,724
Difference	(7,752)	(5,987)	(1,235)	200	(1,745)	1,573	4,858	(11,058)	(21,146)

The $7.8 million decrease for the three months ended March 31, 2019 in Teekay LNG's 33% investment in the four LNG carriers (or the Angola LNG Carriers) relating to Teekay LNG's joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd (or the Angola LNG Joint Venture) was primarily due to mark-to-market changes on non-designated derivative instruments, where unrealized losses were recognized during the first quarter of 2019 compared to unrealized gains in the prior year. The mark-to-market changes resulted from decreases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same period in 2018.

The $6.0 million decrease for the three months ended March 31, 2019 in Teekay LNG's 50%-owned investment in the LNG carriers relating to Teekay LNG's LNG joint venture with Exmar NV (or the Exmar LNG Carriers) was primarily due to the gain on sale of Teekay LNG's interest in the 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018 and lower earnings due to such sale.

The $1.2 million decrease for the three months ended March 31, 2019 in Teekay LNG's 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) was primarily due to unrealized losses on non-designated derivative instruments recorded in earnings in the first quarter of 2019 compared to unrealized gains recorded in earnings in the same period in 2018 due to mark-to-market changes.

The $1.7 million decrease for the three months ended March 31, 2019 in Teekay LNG's 40% investment in the four LNG carriers relating to Teekay LNG's joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) was primarily due to higher interest expense due to an increase in LIBOR and gains on ineffectiveness of hedge-accounted swaps being recognized through unrealized gain during the first quarter of 2018 compared to being recognized directly to accumulated other comprehensive (loss) income (or AOCI) during the first quarter of 2019 upon adoption of the new hedge-accounting standard update (or ASU 2017-12) in 2019. Please read "Item 1 - Financial Statements: Note 2 – Recent Accounting Pronouncements."

The $1.6 million increase for the three months ended March 31, 2019 in Teekay LNG's investment in the four LNG carriers relating to the Pan Union Joint Venture (or the Pan Union LNG Carriers) was primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, in January 2018, July 2018 and January 2019, respectively, in which Teekay LNG has ownership interests ranging from 20% to 30%.

The $4.9 million increase for the three months ended March 31, 2019 in Teekay LNG's 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture was primarily due to the delivery of its second ARC7 LNG carrier newbuilding, the Rudolf Samoylovich, in September 2018 and ineffectiveness of hedge-accounted swaps being recognized through earnings during the first quarter of 2018 compared to being recognized directly to AOCI upon adoption of ASU 2017-12 in 2019.

The $11.1 million decrease for the three months ended March 31, 2019 in Teekay LNG's 30%-owned investment in the joint venture with National Oil and Gas Authority, Gulf Investment Corporation, and Samsung C&T (or the Bahrain LNG Joint Venture) was primarily due to unrealized losses on non-designated derivative instruments recorded in earnings in the first quarter of 2019 compared to gains in the same period in 2018 and due to the Bahrain Spirit floating storage unit (or FSU) chartered-in by the Bahrain LNG Joint Venture from Teekay LNG commencing September 2018.

Teekay LNG – Conventional Tankers
As at March 31, 2019, Teekay LNG’s conventional tanker fleet included one Handymax product tanker while as at March 31, 2018, Teekay LNG's conventional fleet included three Suezmax tankers and one Handymax product tanker. The African Spirit and European Spirit were sold in the fourth quarter of 2018 and in January 2019, CEPSA, the charterer and owner of Teekay LNG's capital leased vessel, the Toledo Spirit, sold the vessel to a third party.

The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased by 71.7% to 113 days for the three months ended March 31, 2019 from 399 days for the same period in 2018, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit in February 2018, October 2018, December 2018 and January 2019, respectively.

Loss from vessel operations for Teekay LNG’s conventional tankers decreased to a loss of $1.1 million for the three months ended March 31, 2019 compared to a loss of $19.4 million for the same period in the prior year, primarily as a result of:

•
a decrease in loss of $18.1 million for the three months ended March 31, 2019 due to write-downs of the European Spirit and African Spirit for the three months ended March 31, 2018, partially offset by lower results due to the sale of the vessels in the fourth quarter of 2018;

partially offset by

•	an increase in loss of $1.0 million for the three months ended March 31, 2019 related to CEPSA’s sale of the Toledo Spirit, and seafarer severance costs upon the sale.
Teekay Tankers
Recent Developments in Teekay Tankers
In February 2019, Teekay Tankers signed a term sheet for a sale-leaseback transaction relating to two Suezmax tankers. Each vessel will be leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. The transaction was completed during the second quarter of 2019.

In the first quarter of 2019, Teekay Tankers entered into time charter-in contracts for two LR2 product tankers, each of which has a two-year term with a one-year extension option. The two time charter-in contracts have a weighted-average daily rate of $20,500 and Teekay Tankers entered into a risk-sharing agreement with a third party for one of the vessels, whereby an agreed portion of net profit or loss is shared with the third party. Both vessels delivered in January 2019 and have been trading in the Taurus LR2 revenue sharing arrangement.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three months ended March 31, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended
	March 31,
	2019	2018
Revenues	232,501	168,465
Voyage expenses	(97,339)	(79,993)
Vessel operating expenses	(54,587)	(52,995)
Time-charter hire expense	(9,448)	(4,683)
Depreciation and amortization	(29,865)	(29,430)
General and administrative	(9,165)	(9,785)
Income (loss) from vessel operations	32,097	(8,421)

Equity income	753	694

Calendar-Ship-Days (1)
Conventional Tankers	5,459	5,220

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market
Average crude tanker spot rates moderately increased during the first quarter of 2019, as some of the positive drivers from late-2018 continued into early-2019. These included high seasonal oil demand, the impact of winter weather delays, and relatively high global oil production prior to the full implementation of OPEC supply cuts. However, spot tanker rates weakened as the quarter went on, and the market faces a number of near-term headwinds during the second quarter of 2019.

Global crude oil production has fallen by approximately 2.5 million barrels per day (mb/d) since the start of the year, primarily due to a reduction in OPEC supply. Lower OPEC production is a result of both high adherence to the 1.2 mb/d of cuts announced at the start of the year, and additional unplanned outages in Iran and Venezuela due to the impact of U.S. sanctions. Tanker demand has also been dampened by heavier than normal refinery maintenance during the second quarter of 2019. This comes as refiners look to complete maintenance and upgrade programs early this year in anticipation of much stronger demand in the second half of the year, when they will need to operate at high throughput levels in order to produce sufficient distillates to meet the new IMO 2020 regulations. Finally, the start of 2019 has seen relatively high tanker fleet growth, with total growth of 12.6 million deadweight tonnes (mdwt), or 2.1 percent, since the start of the year. The high fleet growth at the start of 2019 has been driven by a front-heavy delivery schedule and just 0.8 mdwt scrapped in 2019 year-to-date.

Underlying global oil demand remains firm with forecast growth of 1.3 mb/d in 2019 (average of IEA, EIA and OPEC forecasts). More importantly, refinery runs are expected to increase during the second half of the year as refiners prepare for the upcoming IMO 2020 regulations and the resultant increase in distillate demand that these regulations are expected to bring. Demand is also expected to be boosted by a significant increase in global refining capacity during the second half of the year, with the IEA forecasting a 4.6 mb/d increase in global refinery throughput between the seasonal low point in March 2019 and the anticipated seasonal peak in August 2019. This should generate significant demand for both crude and product tankers from the third quarter of the year.

Tanker demand could be further boosted by an expected increase in U.S. crude oil exports later in the year as new pipeline capacity comes online linking the Permian Basin to the U.S. Gulf Coast. It is expected that U.S. crude oil exports may reach 4 mb/d by the end of the year, increasing mid-size tanker demand for direct exports to Europe as well as Aframax lightering demand for exports to Asia on VLCCs. In addition, it is expected that OPEC may start returning barrels to the market in the second half of the year in order to keep the market well supplied as demand rises. However, the political situations in Iran, Venezuela and Libya remain as wild cards.

Tanker fleet growth is expected to slow down considerably from the second half of 2019 onwards as the orderbook rolls off. The tanker orderbook currently stands at 59.4 mdwt compared to a total fleet of 600.7 mdwt, or 9.9 percent of the existing fleet. This is the lowest orderbook-to-fleet ratio since 1997 and paves the way for very low levels of fleet growth over the next two years. Fleet growth could be further dampened in the coming months due to an increase in off-hire time as vessels are taken out of service to be fitted with scrubbers in advance of the IMO 2020 regulations.
In summary, the tanker market faces headwinds which may impact earnings in the near-term. However, we believe that these headwinds are temporary in nature and will reverse in the second half of the year, leading to a firmer tanker market from the second half of 2019 and into 2020.

Teekay Tankers – Conventional Tankers
As at March 31, 2019, Teekay Tankers owned 56 double-hulled conventional oil and product tankers and time chartered-in three Aframax and two LR2 tankers, and owned a 50% interest in one Very Large Crude Carrier. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, increased during the three months ended March 31, 2019, compared to the same period in the prior year, primarily due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to Teekay Tankers in the fourth quarter of 2018 and first quarter of 2019, partially offset by the redeliveries of three in-chartered vessels to their owners at various times during 2018.

Income from vessel operations increased to $32.1 million for the three months ended March 31, 2019, compared to a loss from vessel operations of $8.4 million for the same period in the prior year, primarily as a result of:

•	an increase in income of $41.4 million for the three months ended March 31, 2019, due to higher overall average realized rates earned by Teekay Tankers' Suezmax, Aframax and LR2 fleets during 2019;

•
an increase in income of $1.4 million for the three months ended March 31, 2019, due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to Teekay Tankers in the fourth quarter of 2018 and first quarter of 2019;

•
an increase in income of $1.0 million for the three months ended March 31, 2019, due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at higher average realized rates; and

•	an increase in income of $1.0 million for the three months ended March 31, 2019, primarily due to better net results from Teekay Tankers' ship-to-ship transfer business;
partially offset by

•	a decrease in income of $5.2 million for the three months ended March 31, 2019, due a higher number of off-hire days and higher off-hire bunker expenses compared to the same period in the prior year.

Teekay Parent
Recent Developments in Teekay Parent
In April 2019, Teekay Parent entered into an agreement to sell to Brookfield Business Partners L.P. (or Brookfield) all of our remaining interests in Teekay Offshore (or the 2019 Brookfield Transaction), which included our 49% general partner interest, common units, warrants, and an outstanding $25.0 million loan from us to Teekay Offshore, for total proceeds of $100.0 million in cash. The transaction was completed in May 2019. As a result of the transaction, we recorded an impairment charge of $64.9 million during the quarter ended March 31, 2019, and we anticipate recognizing a loss on sale of approximately $10.0 million in the second quarter of 2019.

The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit would stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate. In July 2018, Teekay Parent secured a one-year contract extension with CNR to extend the employment of the Petrojarl Banff FPSO to August 2019. In May 2019, Teekay Parent entered into a further contract extension with CNR to extend the employment of the Petrojarl Banff FPSO for a period of one year to the end of August 2020.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, equity (loss) income and the number of calendar-ship-days for its vessels for the three months ended March 31, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended March 31,
	2019	2018	2019	2018	2019	2018

Revenues	49,438	65,970	50,659	51,944	100,097	117,914
Voyage expenses	(9)	(172)	—	(86)	(9)	(258)
Vessel operating expenses	(36,925)	(35,913)	(40,508)	(40,080)	(77,433)	(75,993)
Time-charter hire expense	(11,102)	(11,487)	(3,697)	(11,220)	(14,799)	(22,707)
Depreciation and amortization	(8,036)	(8,594)	(80)	(20)	(8,116)	(8,614)
General and administrative expenses (1)	(2,595)	(2,922)	(4,580)	(4,894)	(7,175)	(7,816)
Asset impairments	(3,328)	—	—	—	(3,328)	—
Restructuring charges (2)	—	—	(6,463)	(742)	(6,463)	(742)
(Loss) income from vessel operations	(12,557)	6,882	(4,669)	(5,098)	(17,226)	1,784

Equity loss	—	(592)	—	(389)	—	(981)

Calendar-Ship-Days (3)
FPSO Units	270	270	—	—	270	270
Gas Carriers	—	—	—	155	—	155
FSO Units	90	90	180	180	270	270
Shuttle Tankers	180	180	—	—	180	180
Bunker Barges	—	—	90	90	90	90

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)
Related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue.

(3)	Apart from three FPSO units in 2019 and 2018, all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent – Offshore Production

Offshore Production consists primarily of Teekay Parent's FPSO units. As at March 31, 2019, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Teekay Offshore.

The charter contracts for the Hummingbird Spirit FPSO unit and the Petrojarl Banff FPSO unit include an incentive compensation component based on production and oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As such, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its future revenues if oil prices fall below current levels.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $12.6 million for the three months ended March 31, 2019 compared to income from vessel operations of $6.9 million for the same period in the prior year. The change was primarily as a result of:

•
a decrease of $9.7 million for the three months ended March 31, 2019 related to the Petrojarl Banff FPSO unit, primarily due to lower production, an unplanned maintenance shutdown, timing differences in revenues due to the adoption of ASC 842 Leases in 2019, lower oil prices and a lower day rate commencing in 2019;

•
a decrease of $4.9 million for the three months ended March 31, 2019 related to the Petrojarl Foinaven FPSO unit, primarily due to lower production, an unplanned maintenance shutdown and timing differences in revenues due to the adoption of ASC 842 Leases in 2019; and

•
a decrease of $1.8 million for the three months ended March 31, 2019 related to the Hummingbird Spirit FPSO unit, primarily due to lower tariff revenue earned in 2019 due to lower oil prices and lower production.

Teekay Parent – Other and Corporate G&A
As at March 31, 2019, Teekay Parent had two FSO units in-chartered from Teekay Offshore and one bunker barge in-chartered from a third party. Teekay Parent redelivered two in-chartered LNG carriers to Teekay LNG in March 2018 and May 2018, respectively.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $4.7 million for the three months ended March 31, 2019 compared to a loss from vessel operations of $5.1 million in the same period in the prior year. The decrease was primarily due to the redelivery of the two in-chartered LNG carriers to Teekay LNG in 2018.

Teekay Parent – Equity Loss

Equity income was $nil for the three months ended March 31, 2019, compared to an equity loss of $1.0 million for the three months ended March 31, 2018. The change was primarily due to the sale of Teekay's 43.5% ownership interest in Magnora ASA (previously Sevan Marine ASA) in November 2018.
Equity-Accounted Investment in Teekay Offshore
Recent Developments in Teekay Offshore
In May 2019, we reached an agreement to sell to Brookfield all of our remaining interests in Teekay Offshore, which included our 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Teekay Offshore, for total proceeds of $100 million. The sale was completed in May 2019.

In January 2019, Teekay Offshore reduced its quarterly common unit cash distributions to $nil, from $0.01 per common unit in previous quarters, in order to reinvest additional cash in the business and further strengthen its balance sheet. There were no changes to the quarterly cash distributions relating to any of Teekay Offshore's outstanding preferred units.

In January 2019, Teekay Offshore secured a three-year contract extension with Petrobras to extend the employment of the Piranema Spirit FPSO unit on its Brazilian field. The contract extension commenced in February 2019 and includes customer termination rights with 10 months' notice.
Operating Results – Teekay Offshore
We recognized an equity loss from Teekay Offshore of $68.0 million for the three months ended March 31, 2019 compared to equity income of $0.7 million for the three months ended March 31, 2018. The decrease was primarily due to a write-down of our investment in Teekay Offshore of $64.9 million, which was included in equity loss for the three months ended March 31, 2019. Please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions."

Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three months ended March 31, 2019 and 2018:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars)	2019	2018
	$	$
Interest expense	(73,671)	(54,625)
Interest income	2,689	1,677
Realized and unrealized (losses) gains on non-designated derivative instruments	(5,423)	9,426
Foreign exchange (loss) gain	(2,630)	22
Loss on deconsolidation of Teekay Offshore	—	(7,070)
Other income (loss)	28	(915)
Income tax expense	(5,036)	(4,117)
Interest Expense. Interest expense increased to $73.7 million for the three months ended March 31, 2019, from $54.6 million for the same period in the prior year, primarily due to:

•
an increase of $11.7 million for the three months ended March 31, 2019 relating to interest incurred by Teekay LNG on the debt and obligations related to finance leases for the Magdala, Myrina, Megara and Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers arising in connection with their deliveries;

•
an increase of $4.2 million for the three months ended March 31, 2019 was primarily due to the additional interest expense incurred by Teekay Tankers with respect to two sale-leaseback transactions completed in September and November 2018.

•
an increase of $2.4 million for the three months ended March 31, 2019 relating to interest incurred by Teekay LNG as a result of higher LIBOR rates as compared to the same period of the prior year, partially offset as a result of interim principal debt repayments;

•
an increase $2.0 million for the three months ended March 31, 2019, relating to Teekay LNG's extinguishment of debt issuance costs upon completion of debt refinancing in January 2019 on the Sean Spirit; and

•	an increase of $1.8 million for the three months ended March 31, 2019, due to decreases in capitalized interest in Teekay LNG as a result of vessels delivered during 2018 and 2019;

partially offset by

•
a decrease of $1.5 million for the three months ended March 31, 2019 as a result of the prepayment of a portion of outstanding amounts under an amendment of Teekay Parent's revolving credit facilities; and

•
a net decrease of $1.2 million for the three months ended March 31, 2019 as a result of the repurchase of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in interest expense due to the new 5% Convertible Senior Notes issued by Teekay Parent in January 2018.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized (losses) gains on non-designated derivatives were losses of $5.4 million for the three months ended March 31, 2019, compared to net realized and unrealized gains of $9.4 million for the three months ended March 31, 2018, as detailed in “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
For the three months ended March 31, 2019 and 2018, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.2 billion and $1.4 billion, respectively, with average fixed rates of approximately 3.0% and 2.8%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 3.0% and, as such, we incurred realized losses of $1.7 million during the three months ended March 31, 2019, compared to $4.8 million for the same period in the prior year under the interest rate swap agreements.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three months ended March 31, 2019, compared with the same period in 2018, we recognized unrealized losses of $6.0 million in the three months ended March 31, 2019, compared to unrealized gains of $15.9 million for the same period in the prior year under the interest rate swap agreements.

As at March 31, 2019, Teekay held 15.5 million Brookfield Transaction Warrants. Please read “Financial Statements: Note 12 – Financial Instruments". The fair value of the Brookfield Transaction Warrants was $13.7 million on March 31, 2019. During the three months ended March 31, 2019, we recognized unrealized gains of $1.9 million on these warrants, compared to unrealized losses of $1.6 million in the same period in the prior year. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

As of March 31, 2019, Teekay held 1,755,000 Teekay Offshore common unit purchase warrants with an exercise price of $4.55, which had a seven-year term and were exercisable any time after six months following their issuance date. The fair value of these warrants was $0.6 million as at March 31, 2019. During the three months ended March 31, 2019, we recognized unrealized gains of $0.4 million on these warrants, compared to unrealized losses of $0.1 million in the same period as prior year. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Both the Brookfield Transaction Warrants and Teekay Offshore common unit purchase warrants were sold upon the completion of the 2019 Brookfield Transaction.
Foreign Exchange (Loss) Gain. Foreign currency exchange losses were $2.6 million for the three months ended March 31, 2019, compared to $nil for the same period in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2019, foreign currency exchange losses include realized losses of $1.4 million (2018 – $1.4 million) and unrealized losses of $1.9 million (2018 – gains of $22.3 million) on our cross currency swaps, and unrealized losses of $0.6 million (2018 – $17.5 million) on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. Loss on deconsolidation of Teekay Offshore was $nil for the three months ended March 31, 2019 compared to $7.1 million for the same period in 2018. Please read “Financial Statements: Note 4 – Related Party Transactions".
Income Tax Expense. Income tax expense was $5.0 million for the three months ended March 31, 2019, compared to $4.1 million for the same period in the prior year. The increase for the three months ended March 31, 2019 compared to the same period in the prior year was primarily due to increases in freight tax accruals in 2019.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at March 31, 2019, Teekay Corporation’s total consolidated cash and cash equivalents were $410.7 million, compared to $424.2 million at December 31, 2018. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $795.6 million as at March 31, 2019 and $724.7 million as at December 31, 2018.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 9 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

The Company's long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2019, these vessel market value to loan ratios ranged from 133% to 210% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by us, based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios. Two of Teekay Tankers’ term loans require Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million for one of the term loans and $50.0 million for the other and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of their total debt for one of the term loans and 5.0% for the other. In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage. As at March 31, 2019, the Company was in compliance with all covenants under its credit facilities, finance leases and other long-term debt.

The indenture that governs the 9.25% senior secured notes due November 2022 (or the 2022 Notes) contains covenants that, among other things, include certain financial covenants and certain restrictions on our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required under certain circumstances to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

The aggregate annual long-term debt principal repayments, excluding payments made on our obligations related to finance lease, required to be made by us subsequent to March 31, 2019, after giving effect to the 2020 Notes repurchased in the cash tender offer and the issuance by Teekay Parent of the 2022 Notes in May 2019, are $207.8 million (remainder of 2019), $937.9 million (2020), $837.1 million (2021), $419.1 million (2022), $337.1 million (2023) and $528.0 million (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in the Controlled Daughter Entities and three FPSO units, provides management services to the Controlled Daughter Entities, Teekay Offshore and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Controlled Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Teekay Offshore). As at March 31, 2019, Teekay Parent’s total cash and cash equivalents was $213.1 million, compared to $220.7 million at December 31, 2018. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $355.9 million as at March 31, 2019, compared to $333.4 million as at December 31, 2018.

In April 2019, Teekay Parent entered into an agreement to sell to Brookfield all of our remaining interests in Teekay Offshore for $100 million, which included, among other things, a $25 million loan. The 2019 Brookfield Transaction was completed in May 2019.

In May 2019, Teekay completed a private offering of $250 million in aggregate principal amount of the 2022 Notes, raising net proceeds of approximately $241 million. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of our FPSO units, a pledge of the equity interests of our subsidiary that owns all of our common units of Teekay LNG and all of our Class A common shares of Teekay Tankers and a pledge of the equity interests in our subsidiaries that own Teekay Parent's three FPSO units.

During the first quarter of 2019, Teekay repurchased $10.9 million in aggregate principal amount of its 2020 Notes. In April 2019, Teekay commenced a cash tender offer (or the Offer) to purchase any and all of the 2020 Notes for cash consideration of $1,032.50 (for notes tendered in the early tender period) or $982.50 (for notes tendered after the early tender period) per $1,000 in principal amount of 2020 Notes. In May 2019, Teekay completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes. Teekay funded the Offer with a combination of the net proceeds from its issuance of 2022 Notes and the proceeds from the 2019 Brookfield Transaction, as well as our existing cash. We expect to recognize a loss on the purchase of the 2020 Notes in the second quarter of 2019. For more information, please read "Item 1 - Financial Statements: Note 9 – Long-Term Debt."

In connection with the offering of the 2022 Notes and the Offer, our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

In April 2019, Teekay implemented a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million.

In January 2018, Teekay Parent completed a private offering of $125 million in aggregate principal amount of 5% Convertible Senior Notes due 2023 (Convertible Notes), raising net proceeds of approximately $121.0 million. The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by us beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or certain Teekay Parent tender or exchange offers. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption.

Teekay Parent's equity margin revolving credit facility is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent, and until the 2019 Brookfield Transaction was also secured by common units of Teekay Offshore owned by Teekay Parent. The facility was amended in December 2018, which extended the maturity date of the facility from December 2018 to December 2020 and decreased the aggregate potential borrowings from $200 million to $150 million. In addition, Teekay Parent pledged additional common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers as collateral. As of March 31, 2019, Teekay Parent did not have any amounts drawn on this facility, and had $142.8 million available to be drawn based on the value of the collateral, which at that time included common units of Teekay Offshore.

Teekay has guaranteed obligations of Teekay Tankers pursuant to certain of its credit facilities. As at March 31, 2019, the aggregate outstanding balance on such credit facilities was $161.1 million.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay and up to $100.0 million is provided by Brookfield. As at March 31, 2019 Teekay had advanced $25.0 million to Teekay Offshore under this facility (please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions). In May 2019, we sold this loan to Brookfield as part of the 2019 Brookfield Transaction.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings following the Offer and Teekay's issuance of the 2022 Notes, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's business strategy is to employ a substantial majority of its vessels on fixed-rate contracts, primarily with large energy companies and their transportation subsidiaries.

Teekay LNG's primary liquidity needs for the remainder of 2019 through 2020 include payment of its operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, its quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units and funding any common unit repurchases Teekay LNG may undertake. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends that it expects to receive from its equity-accounted joint ventures. For the next 12 months, Teekay LNG expects that its existing liquidity, combined with the cash flow Teekay LNG expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance the majority of its liquidity needs, including the equity portion of its committed capital expenditures.

Teekay LNG's remaining liquidity needs include the requirement to refinance its loan facilities and bonds maturing during 2020. Teekay LNG already has committed debt financing in place for all of its existing growth projects, including its four ARC7 LNG carriers under construction for the Yamal LNG Joint Venture and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain.

Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at March 31, 2019, Teekay LNG's consolidated cash and cash equivalents were $122.6 million, compared to $149.0 million at December 31, 2018. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $322.1 million as at March 31, 2019, compared to $324.6 million as at December 31, 2018.

As at March 31, 2019, Teekay LNG had a working capital deficit of $37.6 million. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2019, Teekay LNG had undrawn revolving credit facilities of $199.5 million.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions. As at March 31, 2019, Teekay Tankers' total consolidated cash and cash equivalents were $75.0 million, compared to $54.9 million at December 31, 2018. Teekay Tankers' cash balance as at March 31, 2019 increased primarily as a result of positive cash flows from its operations. In May 2019, Teekay Tankers increased the limit of its working capital loan facility by an additional $15.0 million to $55.0 million. In addition, proceeds from a sale-leaseback transaction for two tankers completed during the second quarter of 2019 increased Teekay Tankers' liquidity position by approximately $25.0 million after the repayment of outstanding debt related to these vessels.

Teekay Tankers' total liquidity, including cash, cash equivalents and undrawn credit facilities, was $116.2 million as at March 31, 2019, compared to $66.7 million as at December 31, 2018. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations on an expected tanker market recovery, existing cash and cash equivalents and undrawn short-term and long-term borrowings and proceeds from new financings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months. Potential additional sources of liquidity include the completion of the sale-leaseback of two vessels.

Teekay Tankers' short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and repayment of its loan facilities and obligations related to finance leases. Generally, Teekay Tankers expects that its long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity including cash from operations based on an expected tanker market recovery and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2019	2018
	$	$
Net operating cash flows	105,154	33,110
Net financing cash flows	13,169	150,456
Net investing cash flows	(127,659)	(156,349)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of our FPSO units include incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Consolidated net cash flow from operating activities increased to $105.2 million for the three months ended March 31, 2019, from $33.1 million for the three months ended March 31, 2018. This increase was primarily due to a $58.3 million increase in income from operations (before depreciation, amortization, asset impairments and the amortization of in-process revenue contracts) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, there was a $27.9 million increase in cash flows from changes to non-cash working capital, primarily due to the timing and settlement of operating assets and liabilities and a $6.3 million increase in dividends received from joint ventures. These increases were partially offset by an increase in cash outflows of $6.3 million in dry-dock expenditures for the three months ended March 31, 2019, compared to the corresponding period of 2018. In addition, interest expense, including realized losses on interest rate swaps and cross currency swaps, increased by a net amount of $14.2 million for the three months ended March 31, 2019, compared to the corresponding period of 2018, primarily due to interest incurred by Teekay LNG and Teekay Tankers on the debt and obligations related to their finance leases on certain vessels.

Financing Cash Flows
The Controlled Daughter Entities hold all of our liquefied gas carriers (Teekay LNG) and all of our conventional tanker assets (Teekay Tankers). Historically, the Controlled Daughter Entities and, prior to the 2019 Brookfield Transaction, Teekay Offshore, have distributed operating cash flows to their owners in the form of distributions or dividends. Teekay Parent did not complete any issuances of new equity to the public in the three months ended March 31, 2019, compared to $103.7 million in the same period last year. Teekay LNG received $158.7 million from the sale-leaseback financing transactions completed on the Yamal Spirit in the three months ended March 31, 2019, compared to $126.3 million in the same period last year from the sale-leaseback financing transactions completed for the Magdala.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which is the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $38.5 million in the three months ended March 31, 2019 compared to net proceeds of $26.1 million in the same period last year. Scheduled repayments decreased by $9.6 million in the three months ended March 31, 2019, compared to the same period last year.

Investing Cash Flows
During the three months ended March 31, 2019, we incurred capital expenditures for vessels and equipment of $124.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG contributed $2.9 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.

During the three months ended March 31, 2018, we incurred capital expenditures for vessels and equipment of $168.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture. Teekay LNG contributed $20.5 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of cash balances of its subsidiaries which were sold to Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions).
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at March 31, 2019:

		Remainder of					Beyond
	Total	2019	2020	2021	2022	2023	2023
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	353.6	—	115.9	139.1	—	98.6	—
Scheduled repayments of long-term debt (1)(3)	725.8	103.2	127.9	97.8	86.5	79.8	230.6
Repayments on maturity of long-term debt (1)(3)	842.9	3.4	333.8	169.6	5.0	33.8	297.3
Scheduled repayments of obligations related to finance leases (4)	1,929.0	101.7	134.9	133.5	132.3	131.2	1,295.4
Commitments under operating leases (5)	259.7	33.8	40.8	23.9	23.9	11.8	125.5
Newbuildings installments/shipbuilding supervision (6)	449.5	449.5	—	—	—	—	—
	4,560.5	691.6	753.3	563.9	247.7	355.2	1,948.8
Teekay Tankers
Scheduled repayments of long-term debt (7)	221.3	76.3	103.6	28.8	12.6	—	—
Repayments on maturity of long-term debt (7)	500.8	25.0	—	401.8	74.0	—	—
Scheduled repayments of obligations related to finance leases (8)	369.8	15.4	21.8	23.4	25.3	27.2	256.7
Chartered-in vessels (operating leases) (9)	52.7	28.0	23.3	1.4	—	—	—
	1,144.6	144.7	148.7	455.4	111.9	27.2	256.7
Teekay Parent
Bond repayments (10)	622.7	—	256.7	—	241.0	125.0	—
Chartered-in vessels (operating leases) (11)	180.6	42.9	51.2	51.5	20.1	9.2	5.7
Asset retirement obligation (12)	28.9	—	28.9	—	—	—	—
	832.2	42.9	336.8	51.5	261.1	134.2	5.7
Total	6,537.3	879.2	1,238.8	1,070.8	620.7	516.6	2,211.2

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2019.

(2)
Excludes expected interest payments of $16.2 million (remainder of 2019), $18.8 million (2020), $10.8 million (2021), $5.8 million (2022) and $2.9 million (2023). Expected interest payments are based on NIBOR at March 31, 2019, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $40.2 million (remainder of 2019), $42.4 million (2020), $28.2 million (2021), $22.4 million (2022), $20.1 million (2023) and $65.2 million (beyond 2023). Expected interest payments are based on the existing interest rates (fixed-rate loans), LIBOR or EURIBOR at March 31, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.

(4)	Includes, in addition to lease payments, amounts Teekay LNG is required to pay to purchase the leased assets at the end of their respective lease terms.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $212.5 million under those leases from the remainder of 2019 to 2029.

(6)
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings, two of which delivered in 2018 and the remaining four are expected to be delivered during the remainder of 2019. As at March 31, 2019, Teekay LNG's 50% share of the estimated remaining costs for the four remaining newbuildings totaled $400.1 million, of which the Yamal LNG Joint Venture had secured undrawn financing of $377.0 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of March 31, 2019.

The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement, which is expected to commence in the third quarter of 2019, with an estimated fully-built up cost of approximately $903 million. As at March 31, 2019, Teekay LNG's 30% share of the estimated remaining costs is $49.5 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $37 million based on Teekay LNG's proportionate share as of March 31, 2019.

(7)
Excludes expected interest payments of $23.5 million (remainder of 2019), $26.4 million (2020), $14.3 million (2021) and $2.3 million (2022). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 3.50% at March 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $20.2 million (remainder of 2019), $25.6 million (2020), $23.8 million (2021), $22.0 million (2022), $20.0 million (2023) and $63.3 million (beyond 2023).

(9)
Excludes payments required if Teekay Tankers executes options to extend the terms of in-chartered leases signed as of March 31, 2019. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $28.8 million (remainder of 2019), $28.9 million (2020) and $17.7 million (2021).

(10)
Excludes expected interest payments of $37.8 million (remainder of 2019), $39.5 million (2020), $28.5 million (2021), $17.4 million (2022) and $0.3 million (2023). Expected interest payments are based on the existing interest rate for fixed-rate loans at 8.5% and 5.0%, and the existing interest rate for the variable-rate loan that is based on LIBOR plus a margin which was 3.95% as at March 31, 2019. Expected interest payments and the repayment amounts give effect to the purchase of the 2020 Notes and the issuance of the 2022 Notes in May 2019.

(11)
Teekay Parent in-charters three FSO units and two shuttle tankers from Teekay Offshore. Two of the FSO units are on back-to-back out-charters to third parties. One of the FSO units and the two shuttle tankers are part of the service contracts of the Petrojarl Banff FPSO unit and the Petrojarl Foinaven FPSO unit, respectively.

(12)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates. We expect that the ARO will be covered in part by contractual payments of $7.8 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparties.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2018.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.

Goodwill
Based on conditions that existed at March 31, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
Impairment of Investments
In April 2019, we entered into an agreement to sell to Brookfield all of our remaining interests in Teekay Offshore, which included our 49% general partner interest, common units, warrants, and an outstanding $25.0 million loan from us to Teekay Offshore, for total proceeds of $100.0 million in cash. The transaction was completed in May 2019. For more information, please read "Financial Statements: Note 4 – Related Party Transactions."

Until the 2019 Brookfield Transaction, we accounted for our investment in Teekay Offshore under the equity method of accounting. Based on the 2019 Brookfield Transaction, we have remeasured our investment in Teekay Offshore to fair value at March 31, 2019, resulting in a write-down of $64.9 million reflected in our consolidated statements of loss, included in equity loss, for the three months ended March 31, 2019.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2019, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•	our ability and plans to obtain financing for new and existing projects, refinance existing debt obligations and fulfill our debt obligations;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and oil production and competition for providing services;

•	our expectations regarding tax liabilities and classifications;

•	our expectations as to the useful lives of our vessels;

•	our future growth prospects;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	expected costs, capabilities, completion and delivery dates of newbuildings, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contract;

•	our expectations regarding the ability of our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts;

•	the expected timing of deliveries of the four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture;

•	the future resumption of a LNG plant in Yemen operated by YLNG and payment of deferred amounts for Teekay LNG's two 52%-owned vessels on charter to YLNG;

•	our expectations regarding the schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by the Bahrain LNG Joint Venture;

•	our expectations regarding the accounting treatment for the warranty claim settlement with a shipyard;

•	Teekay LNG's novation and continued charter of the Magellan Spirit;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•
our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business and the effect of IMO 2020;

•	expected uses of proceeds from vessel or securities transactions;

•	the expectations as to the chartering of unchartered vessels;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; effects of the issuance of additional shares of common stock and other equity securities on cash distributions by the Controlled Daughter Entities; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; potential delays or cancellation of the Yamal LNG Project; the potential inability of customers to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2018. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 11c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 - Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 31, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)